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Kaitlin McGrath kaitlin.mcgrath@dechert.com +1 617 728 7116 Direct +1 617 275 8395 Fax

April 18, 2019

Ashley Vroman-Lee

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                 Prospectus and Statement of Additional Information (“SAI”) contained in Post-Effective Amendment No. 47 to the Registration Statement of Forethought Variable Insurance Trust (SEC File Nos. 333-189870 and 811-22865)

Dear Ms. Vroman-Lee:

This letter responds to comments provided in a March 25, 2019 telephone conference regarding the Prospectus and SAI contained in Post-Effective Amendment No. 47 to the Registration Statement of Forethought Variable Insurance Trust (the “Trust” or the “Registrant”), which was filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on February 12, 2019 in connection with the annual update of the Registration Statement for each of Global Atlantic American Funds® Managed Risk Portfolio (“Global Atlantic American”), Global Atlantic Balanced Managed Risk Portfolio, Global Atlantic BlackRock Selects Managed Risk Portfolio (formerly, Global Atlantic BlackRock Global Allocation Managed Risk Portfolio) (“Global Atlantic BlackRock Selects”), Global Atlantic Franklin Dividend and Income Managed Risk Portfolio (“Global Atlantic Franklin”), Global Atlantic Goldman Sachs Dynamic Trends Allocation Portfolio (“Global Atlantic Goldman Dynamic”), Global Atlantic Growth Managed Risk Portfolio, Global Atlantic Moderate Growth Managed Risk Portfolio, Global Atlantic PIMCO Tactical Allocation Portfolio (“Global Atlantic PIMCO”), Global Atlantic Select Advisor Managed Risk Portfolio and Global Atlantic Wellington Research Managed Risk Portfolio (“Global Atlantic Wellington”) (each, a “Portfolio” and together the “Portfolios”), in order to make certain changes to the investment strategies and risks, investment sub-adviser and portfolio management disclosures for Global Atlantic BlackRock Selects, certain of which could be construed as material. The comments and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

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Prospectus Comments

General Comments

1.	Comment:	Please update any material information that is missing or incomplete.

	Response:	Registrant confirms that any material information that is missing or incomplete will be updated prior to filing.

2.	Comment:

Footnote 2 to each Portfolio’s Annual Portfolio Operating Expenses table states: “The expense reimbursement is subject to possible recoupment from the Portfolio in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the expense limits listed above and any expense limits applicable at the time of recoupment.” Please revise this sentence to add the underlined language: “The expense reimbursement is subject to possible recoupment from the Portfolio in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment, after giving effect to the recoupment amount, can be achieved within the lesser of the expense limits listed above and any expense limits applicable at the time of recoupment.”

	Response:	Registrant confirms that the requested change has been made.

3.	Comment:	For each Portfolio that invests in “junk bonds,” please include disclosure stating that junk bonds are speculative.

Response:

Registrant has updated the first sentence of High-Yield Debt Securities Risk in each applicable Portfolio’s Item 4 Principal Investment Risks section and in the Item 9 Principal Investment Risks section to add the underlined language, as shown below:

Lower-quality bonds (including loans), known as “high-yield” or “junk” bonds, and unrated securities of similar credit quality are considered speculative and involve greater risk of a complete loss of an investment, or delays of interest and principal payments, than higher-quality debt securities.

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4.	Comment:

Please reorder the risks in each Portfolio’s Item 4 Principal Investment Risks by significance, with the most significant risks listed first. In determining which risks are more significant than others, please consider: (i) the greatest risk of losses upon the occurrence of a certain event; and (ii) the likelihood of that event occurring.

Response:

Registrant respectfully declines to reorder the risks in each Portfolio’s Item 4 Principal Investment Risks section. Registrant does not believe there is any requirement in Form N-1A to use a particular order. Registrant believes that the current order is appropriate and that the principal risks of investing in each Portfolio are clearly and adequately described to investors.

5.	Comment:

For each Portfolio that invests in loans, please confirm whether the Portfolio invests in covenant-lite loans. If so, please include disclosure regarding covenant-lite loans in such Portfolio’s Item 4 Principal Investment Strategies section. In addition, please include corresponding disclosure in such Portfolio’s Item 4 Principal Investment Risks section.

	Response:	Registrant confirms that each applicable Portfolio does not invest in covenant-lite loans.

6.	Comment:

Please add the following disclosure to each Portfolio’s Item 4 Performance section: “The performance in the bar chart and the table does not include the effect of variable contract charges. If variable contract charges had been included, performance would have been lower.”

	Response:	Registrant confirms that the requested change has been made.

7.	Comment:

For each Portfolio that invests in Underlying Funds, please confirm that the disclosure in such Portfolio’s Item 4 Principal Investment Risks section and the disclosure in the Item 9 Principal Investment Risk section accurately reflects the principal investment risks of the Underlying Funds.

	Response:	Registrant so confirms.

8.	Comment:

The Item 4 Principal Investment Strategies section for each Portfolio, except Global Atlantic Goldman Dynamic and Global Atlantic PIMCO, uses the capitalized terms “Capital Appreciation and Income Component” and “Managed Risk Component.” Please include definitions of these terms.

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Response:

Registrant has revised the Item 4 Principal Investment Strategies section for each Portfolio, except Global Atlantic Goldman Dynamic and Global Atlantic PIMCO, to include definitions of the terms “Capital Appreciation and Income Component” and “Managed Risk Component.” For example, the first paragraph of the Item 4 Principal Investment Strategies section for Global Atlantic American now reads as follows:

The Adviser allocates a portion of the Portfolio to a capital appreciation and income component (the “Capital Appreciation and Income Component”) managed by Wilshire Associates Incorporated (“Wilshire” or a “Sub-Adviser”) and a portion to a managed risk component (the “Managed Risk Component”) managed by Milliman Financial Risk Management LLC (“Milliman” or a “Sub-Adviser”). Wilshire manages the Capital Appreciation and Income Component pursuant to a “fund of funds” strategy that seeks to achieve its objective by investing in a combination of other mutual funds in the American Funds Insurance Series® (the “Underlying Funds”), offered through a different prospectus. This strategy of investing in a combination of Underlying Funds is intended to result in investment diversification that an investor could otherwise achieve only by holding numerous individual investments. Milliman manages the Managed Risk Component pursuant to a strategy that seeks to manage portfolio volatility and provide downside risk management.

As noted above, Registrant has made corresponding changes to the Item 4 Principal Investment Strategies section for each other Portfolio, except Global Atlantic Goldman Dynamic and Global Atlantic PIMCO.

9.	Comment:

For each Portfolio that invests in corporate loans, please revise Corporate Loans Risk in such Portfolio’s Item 4 Principal Investment Risks section to state that corporate loans may not be securities and therefore may not have the protections afforded by the federal securities laws. Please make corresponding changes to Corporate Loans Risk in the Item 9 Principal Investment Risks section.

Response:

Registrant respectfully notes that Corporate Loans Risk in the Item 9 Principal Investment Risks section currently provides that “certain corporate loans may not be considered ‘securities,’ and investors such as

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the Portfolios, therefore may not be entitled to rely on the antifraud protections of the federal securities laws.” Accordingly, Registrant respectfully declines to make any changes in response to this comment.

10.	Comment:

Please confirm whether any of the Portfolios invest in contingent convertible securities (“CoCos”). If so, please include disclosure regarding CoCos in the applicable Portfolio’s Item 4 Principal Investment Strategies section. In addition, please include corresponding disclosure in the applicable Portfolio’s Item 4 Principal Investment Risks section and in the Item 9 Principal Investment Risks section.

	Response:	Registrant confirms that none of the Portfolios invest in CoCos.

11.	Comment:

Please confirm whether any of the Portfolios invest in securities from the European Union (“EU Securities”). If so, please include disclosure regarding the risks associated with Brexit in the applicable Portfolio’s Item 4 Principal Investment Risks section and in the Item 9 Principal Investment Risks section.

Response:

Registrant confirms that certain of the Portfolios that invest in foreign securities may invest in EU Securities. Registrant further confirms that Global Atlantic BlackRock Selects’ and Global Atlantic Franklin’s overall exposure to EU Securities may be significant. Accordingly, Registrant has revised Foreign Investment Risk in the Item 4 Principal Investment Risk section for Global Atlantic BlackRock Selects and Global Atlantic Franklin to add the following language:

Ongoing concerns regarding the economies of certain countries in Europe, as well as the possibility that one or more countries could leave the European Union (the “EU”), create risks for investing in the European markets. These risks may be heightened due to the June 2016 referendum in which the United Kingdom (“UK”) voted to exit the EU (commonly known as “Brexit”). Although the full impact of Brexit is not yet known, the impact on the UK, EU and global markets could include increased volatility and illiquidity, potentially lower economic growth and decreased asset valuations, as well as significant economic, legal and political uncertainty as the UK navigates its exit from the EU.

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In addition, Registrant has revised Foreign Investment Risk in the Item 9 Principal Investment Risks section to add the following language:

Ongoing concerns regarding the economies of certain countries in Europe, as well as the possibility that one or more countries could leave the European Union (the “EU”), create risks for investing in the European markets. These risks may be heightened due to the June 2016 referendum in which the United Kingdom (“UK”) voted to exit the EU (commonly known as “Brexit”). The full impact of Brexit is not yet known. In the short term, the impact on the UK, EU and global markets could include, among other outcomes, increased volatility and illiquidity, potentially lower economic growth and decreased asset valuations. In the long term, there may be a period of significant economic, legal and political uncertainty as the UK navigates its exit from the EU.

12.	Comment:

Market Risk in the Item 9 Principal Investment Risks Section states as follows:

The Portfolio may experience a substantial or complete loss on any individual security. Since the global financial crisis that began in 2008, the U.S. and many foreign economies continue to experience its after-effects, which have resulted, and may continue to result, in slower growth and an unusually high degree of volatility in the financial markets, both domestic and foreign. The Federal Reserve has since reduced its market support activities and has recently started raising interest rates.

Please clarify the underlined sentence and confirm that the disclosure reflects the current interest rate environment.

Response:

Registrant has revised the above-referenced disclosure as follows:

The Portfolio may experience a substantial or complete loss on any individual security. Since the global financial crisis that began in 2008, the U.S. and many foreign economies continue to experience its after-effects, which have resulted, and may continue to result, in slower growth and an unusually high degree of volatility in the financial

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markets, both domestic and foreign. Additionally, the U.S. and foreign governmental market support activities implemented since the financial crisis are being reduced, and the Federal Reserve has started to raise interest rates.

13.	Comment:

For each Portfolio that includes Portfolio Turnover Rate Risk in its Item 4 Principal Investment Risks section, please confirm that such Portfolio’s Item 4 Principal Investment Strategies section includes corresponding disclosure regarding the Portfolio’s active trading strategy.

Response:

As stated in Portfolio Turnover Rate Risk in the Item 4 Principal Investment Risks section for Global Atlantic Wellington and in the Item 9 Principal Investment Risks section, Registrant considers a high rate of portfolio turnover to be a rate of 100% or more. Registrant currently includes Portfolio Turnover Rate Risk in the Item 4 Principal Investment Risks section for each of Global Atlantic Goldman Dynamic and Global Atlantic PIMCO, as these Portfolios had portfolio turnover rates of 100% or more for the fiscal year ended December 31, 2018. In addition, Registrant has removed Portfolio Turnover Rate Risk from the Item 4 Principal Investment Risks section for Global Atlantic Wellington, as this Portfolio had a Portfolio turnover rate of less than 100% for the fiscal year ended December 31, 2018.

Registrant notes that the Item 4 Principal Investment Strategies section for Global Atlantic Goldman Dynamic states as follows: “[GSAM]…dynamically allocates the Portfolio’s assets to generate returns, while managing the Portfolio’s volatility.” In addition, the Item 4 Principal Investment Strategies section for Global Atlantic PIMCO states: “PIMCO utilizes a tactical allocation process to actively adjust the Portfolio’s exposure to asset classes based on estimated volatility and drawdown.” Registrant believes that his disclosure clearly and adequately describes each Portfolio’s active trading strategy.

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Portfolio-Specific Comments

14.	Comment:

The Item 4 Principal Investment Strategies section for Global Atlantic BlackRock Selects states that the Portfolio may invest in fixed-income funds, which “may include funds that invest in a wide range of debt securities, including, among other things: debt securities of varying maturities; debt securities paying fixed or fluctuating rates of interest; debt securities convertible into equity securities; domestic and non-U.S. bonds; securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, by foreign governments, international agencies or supranational entities, or by domestic or foreign private issuers; mortgage-backed securities; high yield (or junk) bonds; corporate loans; distressed securities; inflation-indexed bonds; structured notes; credit-linked notes; loan assignments and loan participations; and cash or money market instruments.” Please confirm that the Portfolio’s Item 4 Principal Investment Risks section includes risk disclosure for each of these types of debt securities.

Response:

Registrant has confirmed that the Portfolio’s Item 4 Principal Investment Risks section currently includes risk disclosure for each of these types of debt securities. Registrant has also added additional disclosure to Fixed Income Risk in the Item 9 Principal Investment Risks section regarding the risks associated with loan participations. In particular, Registrant has added the following sub-risk to Fixed Income Risk:

Loan Participation Risk. Loan participations carry the risk of insolvency of the lending bank or other intermediary. Loan participations may be unsecured or not fully collateralized, may be subject to the restrictions on resale and, in some cases, may trade infrequently on the secondary market.

15.	Comment:

The Item 4 Principal Investment Strategies section for Global Atlantic BlackRock Selects states: “Investments in multi-asset funds will be allocated towards the equity and fixed-income percentages listed for the target asset allocation based on the multi-asset fund’s underlying investments in equity and fixed income instruments.” Please revise this statement in plain English.

Response:

Registrant has revised the above-referenced disclosure as follows: “Investments in multi-asset funds will count toward the target allocation ranges for both equity and fixed income funds. The portion of such

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investments attributable to each target allocation range will be determined based on a multi-asset fund’s underlying investments in equity and fixed income instruments.”

SAI

16.	Comment:

The Foreign Securities sub-section of the Types of Investments section of the SAI contains disclosure regarding Brexit, some of which is in brackets. Please confirm that this disclosure will be updated and the brackets will be removed prior to filing.

	Response:	Registrant so confirms.

17.	Comment:

The Illiquid and Restricted Securities sub-section of the Types of Investments section states: “A security is illiquid if it cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the Portfolio has valued such security.” Please update this statement to conform to the definition of an illiquid investment in Rule 22e-4(a)(8) under the Investment Company Act of 1940, as amended.

Response:

Registrant has revised the above-referenced disclosure to state: “An illiquid security means any investment that a Portfolio reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.”

18.	Comment:

The Concentration sub-section of the Investment Restrictions section of the SAI states:

A Portfolio will not invest 25% or more of its total assets in a particular industry or group of industries. A Portfolio will not invest 25% or more of its total assets in any investment company that so concentrates. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto. This limitation is also not applicable to securities of other investment companies.

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Please include a statement that the Portfolios will consider the portfolio holdings of the Underlying Funds when determining compliance with their concentration policies.

Response:

Registrant respectfully declines to make this change. As a practical matter, the Portfolios do not have sufficient real time knowledge of the portfolio holdings of the Underlying Funds to be able to make this representation. Registrant notes that, as currently disclosed in the Concentration sub-section of the Investment Restrictions section of the SAI, “[a] Portfolio will not invest 25% or more of its total assets in any investment company that so concentrates.” In addition, to the extent that the Adviser or a Sub-Adviser determines that a Portfolio’s investments in Underlying Funds expose the Portfolio to a material risk, including significant exposure to a particular industry or group of industries, Registrant confirms that it would take steps to ensure that the Portfolio has appropriate risk disclosure relating to that investment.

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Please call me at (617) 728-7116 if you have any questions.

Sincerely,

/s/ Kaitlin McGrath
Kaitlin McGrath

cc:                                Sarah M. Patterson

Elizabeth Constant

John V. O’Hanlon

Hilary Bonaccorsi